Exhibit 99.1

SUBSIDIARY CHAIN OF OWNERSHIP

Of the outstanding shares of Tibco Software Inc. beneficially owned by Reuters Group PLC, as of December 31, 2005, 901,475 were held in the name of Reuters Limited, which is wholly-owned through the following chain of ownership, all of which entities are wholly-owned subsidiaries of Reuters Group PLC:

Reuters Group PLC
Reuters Holdings Limited
Reuters Limited